                                EXHIBIT 17(A)(1)




                                                 March 26, 1998

Mr. Bernard V. Buonanno III                               Mr. Kevin R. McDonnell
Vice President                                            President and CEO
Fleet Venture Resources, Inc.                             Skyline Chili, Inc.
Mail Stop:  RI MO F12C                                    4180 Thunderbird Lane
50 Kennedy Plaza                                          Fairfield, OH  45014
Providence, RI  02903

Dear Messrs. Buonanno and McDonnell:

The Provident Bank is pleased to outline below the committed terms and conditions of a bank credit facility for Skyline Chili, Inc. and its subsidiaries. If you are in agreement with these terms and conditions, please indicate your acceptance by signing in the space provided below and returning the original copy to my attention.

Borrower:                  Skyline Chili, Inc. and its subsidiaries
                           (collectively "Skyline" or the "Company").

Amount: $22,200,000 senior secured credit facility consisting of the following:

                           Facility A:      $6,000,000 six year Revolver
                           Facility B:      $10,000,000 six year Term Loan
                           Facility C:      $6,200,000 Reducing Irrevocable
                                            Letter of Credit in favor of
                                            Industrial Revenue Bond Trustee

Purpose: To refinance existing indebtedness, provide capital for the acquisition of Skyline, general working capital corporate purposes, and pay related transaction costs.

Interest Margins:          The Prime Rate and LIBOR margin for Facilities A and
                           B shall be the percentage set forth in the pricing matrix below for the applicable debt ratio level
                           (defined as Net Debt (defined as total debt less cash and cash equivalents) divided by EBITDA less CapEx) calculated over the preceding four fiscal quarters.

Mr. Bernard V. Buonanno III
Mr. Kevin R. McDonnell
March 26, 1998
Page 2

                                                           Prime         Libor
                           Debt Ratio                      Margin        Margin
                           ----------------------------------------------------
                           Greater than or equal to
                           3.0x, but less than 4.5x         0.50%        2.50%

                           Greater than or equal to
                           2.0x, but less than 3.0x         0.25%        2.25%

                           Less than 2.0x                   0.00%        2.00%

                           Interest shall be due and payable monthly in arrears, calculated on the basis of the actual number of days elapsed over an assumed year consisting of three hundred sixty (360) days.

Fees:                      Closing:         1.00% of the Committed Amount
                           Unused:          0.50%
                           L/C:             1.75% per annum

Optional
Prepayments:               Year 1           3.0% premium

                           No premium shall be assessed in the event the loans are prepaid as the result of the sale of the Company, an initial public offering, or from mandatory prepayments from excess cash flow recapture.

Bank Services:             All primary deposit accounts, including without
                           exception all operating and cash management accounts of the Borrower, shall be maintained at Provident during the term of the credit facilities.

Expenses:                  Borrower to reimburse Provident in an amount up to
                           $75,000 for all reasonable out-of-pocket expenses including, without limitation, legal fees, recording fees, filing fees and other related expenses whether or not this transaction is consummated.

Final Maturity:            Six years from closing

Revolver Availability:     Advances under Facility A shall be limited by a
                           multiple of total debt to cash flow. The multiple of debt to cash flow used during the first year would be
                           4.5 and subsequent years to be mutually determined and agreed upon. Cash flow to be measured on a quarterly basis. Field audits of not more than twice per year to be performed by Provident with all out-of-pocket expenses to be borne by the Borrower.
                           Expenses not to exceed $1,000 per audit.

Mr. Bernard V. Buonanno III
Mr. Kevin R. McDonnell
March 26, 1998
Page 3


Amortization:              Facility B shall amortize quarterly according to the
                           following schedule:


                           Year                       Facility B
                           -------------------------------------
                           1                          $1,000,000
                           2                           1,250,000
                           3                           1,500,000
                           4                           1,750,000
                           5                           1,750,000
                           6                           2,750,000
                           -------------------------------------
                           Total                     $10,000,000
                           =====================================

Mandatory Prepayments:     Mandatory prepayments shall be made from 100% of the
                           net proceeds from i) permitted asset sales (other than a mutually agreeable sale/leaseback program);
                           ii) condemnation awards; iii) casualty loss insurance recoveries to the extent the affected assets are not replaced in accordance with the terms of the credit agreement; iv) post closing purchase price adjustments; and, v) from 50% of Excess Cash Flow
                           (defined as Net Income, plus Depreciation, plus
                           Amortization, plus/minus normal changes in working capital, less permitted loan amortization actually paid, minus permitted capital expenditures paid in cash). Mandatory prepayments to be applied against Facility B in the inverse order of maturity.

Security:                  The credit facility shall be secured by a first
                           priority, senior security interest in and lien upon substantially all of Borrower's assets, tangible and otherwise, whether now owned or hereafter acquired and wherever located, including a negative pledge of 100% of the common stock of Borrower.

Life Insurance:            Life insurance to be purchased on key management
                           personnel and assigned to Provident in an amount to-be-determined.

Syndication Assistance:    If requested, Borrower agrees to assist Provident in
                           forming a syndicate of lenders which shall include, but not be limited to, supplying additional information and making appropriate officers of the Borrower available to participate in informational meetings with potential syndicate members.

Mr. Bernard V. Buonanno III
Mr. Kevin R. McDonnell
March 26, 1998
Page 4

Conditions Precedent:      Conditions precedent shall be usual and customary for
                           similar transactions including without limitation:

                           1. Satisfactory documentation of the facility as outlined;

                           2.       Evidence of satisfactory insurance coverage;

                           3. Receipt of valid security interests as contemplated hereby;

                           4.       Evidence of the repayment of all of
                                    Borrower's existing debt, other than its IRB debt;

                           5. Satisfactory opinions of counsel on all legal and tax issues deemed appropriate by Provident and its counsel;

                           6. No material adverse change in the condition (financial or other) of the operations, assets, liabilities and prospects of the Borrower, its subsidiaries or the acquisition targets; and

                           7. Contribution of $10,000,000 net new cash common equity from Fleet Equity Partners and $750,000 cashless rollover of stock options and $200,000 in new cash and stock contribution from management.

Documents/Covenants:       Loan Agreement to include standard representations
                           and warranties for going private transactions, events of default, and conditions precedent. Loan covenants shall be usual and customary for similar transactions including maximum debt to cash flow; minimum interest and fixed charge coverage; minimum EBITDA; limitation on capital expenditures; and limitations on payment of dividends, stock repurchase, management fees, redemptions or other distributions to shareholders or affiliates. Other covenants and provisions of the loan agreement to include, without limitation, the following:

                           1. Financial reporting to include monthly financial statements certified by the Borrower's Chief Financial Officer, quarterly covenant compliance reporting, and annual audited financial statements including an auditor's management letter;

Mr. Bernard V. Buonanno III
Mr. Kevin R. McDonnell
March 26, 1998
Page 5

                           2. Limitation on disposition of assets (other than mutually agreeable sale/leaseback and Company owned to franchisee conversion programs), acquisitions, change of business, and change of control;

                           3. No dividends to be declared or paid on Borrower's equity;

                           4.       Limitation on management fees;

                           5. Limitation on closing fees and expenses estimated at $1.5 million; and

                           6.       Limitation against additional debt.

Closing Date:              By May 8, 1998.

Expiration:                This commitment shall expire unless accepted by
                           March 30, 1998, 5:00 pm EST.

Governing Law:             State of Ohio.

If you are in agreement with these terms and conditions, please execute in the space provided below and return the original to my attention.

I look forward to working with you on this transaction.

Sincerely,


/s/ ERIC JEFFRIES
--------------------------
Eric Jeffries
Vice President


AGREED AND ACCEPTED THIS 30TH DAY OF MARCH, 1998.


By:    /s/ BERNARD V. BUONANNO III                  By: /s/ KEVIN R. MCDONNELL
       ---------------------------                      ----------------------